Exhibit 99.1

News Release

BROOKFIELD PROPERTY PARTNERS  COMPLETES ACQUISITION OF  BROOKFIELD OFFICE PROPERTIES

US$ unless otherwise specified.

June 9, 2014 — Brookfield Property Partners L.P. (NYSE: BPY; TSX: BPY.UN) (“Brookfield Property Partners” or “BPY”) and Brookfield Office Properties Inc. (NYSE: BPO; TSX: BPO) (“Brookfield Office Properties” or “BPO”) are  pleased to announce that Brookfield  Property Partners has completed its previously announced acquisition of the remaining common shares of BPO. The acquisition was completed by way of a plan of arrangement (the “Arrangement”) pursuant to which Brookfield Property Partners, and its indirect subsidiaries Brookfield Office Properties Exchange LP and Brookfield Property Split Corp. (“BOP Split”), acquired all of the remaining common shares of BPO.

The 38,183,084 additional BPO common shares taken up pursuant to the Arrangement represent approximately 7.5% of the BPO common shares.  Brookfield Property Partners now owns 100% of the issued and outstanding common shares of BPO.

The BPO common shares are expected to be de-listed from the Toronto Stock Exchange (“TSX”) at market close on June 10, 2014 and from the New York Stock Exchange at market close on June 20, 2014.

Based on shareholder elections received as of the election deadlines, holders of BPO securities will receive the consideration described below. Shareholders will receive their consideration shortly.

Common Shares

Pursuant to the terms of the Arrangement, Brookfield Office Properties shareholders were able to  receive either 1.0 limited partnership unit of BPY or $20.34 in cash for each BPO common share held, subject to pro-ration. Based on shareholder elections, of the remaining 38,183,084 BPO common shares, 29,547,297 were tendered for cash and 8,635,787 were tendered (or deemed tendered) for limited partnership units. As BPO shareholders elected to receive more cash than is available under the Arrangement, BPO shareholders will receive 42.65% of the aggregate cash they elected to receive, and will receive the balance of their consideration in BPY limited partnership units, or exchangeable limited partnership units if elected, valuing each limited partnership unit at $20.34. Shareholders electing to receive BPY limited partnership units, or exchangeable limited partnership units, will receive one limited partnership unit for each BPO common share tendered (or deemed tendered). After adjusting for pro-ration, 12,601,398 of the remaining common shares were exchanged for cash and 25,581,686 common shares were exchanged for limited partnership units.

Preferred Shares

Pursuant to the terms of the Arrangement, holders of outstanding BPO preference shares series G, H, J and K, which are convertible into BPO common shares, were able to exchange a portion of their shares for BOP Split preferred shares. Based on shareholder elections, 92.9% of the BPO preference shares series G that holders elected (or are deemed to have elected) to exchange for BOP Split preferred shares were exchanged, 56.8% of the BPO preference shares series H that holders elected (or are deemed to have elected) to exchange for BOP Split preferred shares were exchanged, 62.7% of the BPO preference shares series J that holders elected (or are deemed to have elected) to exchange for BOP Split preferred shares were exchanged and 77.1% of the BPO preference shares series K that holders elected (or are deemed to have elected) to exchange for BOP Split preferred shares were exchanged. In aggregate, $25 million of each of the four series of BOP Split preferred shares were issued.  BPO preference shares series G, H, J and K which were not exchanged will remain outstanding with modified share conditions to make them exchangeable into BPY units rather than convertible into BPO common shares.

Preferred shares of BOP Split will begin trading on the TSX at market open on June 11, 2014.  The Class A senior preferred shares, Series 1 will trade under the symbol BPS.PR.U.  The Class A senior preferred shares, Series 2 will trade under the symbol BPS.PR.A.  The Class A senior preferred shares, Series 3 will trade under the symbol BPS.PR.B.  The Class A senior preferred shares, Series 4 will trade under the symbol BPS.PR.C.

Pursuant to the Arrangement, BPO Class A preference shares held by the public were redeemed by BPO under the Arrangement for C$1.11111 per share, plus any accrued and unpaid dividends.

Additional Information

In conjunction with the structuring of new compensation plans to replace existing BPO compensation plans, an indirect wholly-owned subsidiary of Brookfield Property Partners will acquire approximately C$1,000 limited partnership units of Brookfield Property Partners on the New York Stock Exchange on or after June 16, 2014 at or below market price.

Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects”, “anticipates”, “plans”, “believes”, “estimates”, “seeks”, “intends”, “targets”, “projects”, “forecasts”, “likely”, or negative versions thereof and other similar expressions, or future or conditional verbs such as “may”, “will”, “should”, “would” and “could”.

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: problems may arise in successfully integrating the business of BPY and BPO; BPY may not realize the anticipated synergies and other benefits following the Arrangement; the Arrangement may involve unexpected costs; risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favourable terms; business competition;

dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

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Brookfield Property Partners is a leading owner, operator and investor in best-in-class commercial real estate around the globe. Our diversified portfolio includes interests in over 300 office and retail properties encompassing 250 million square feet, 22,000 multi-family units, 58 million square feet of industrial space and a 100 million square foot development pipeline. Our assets are located in North America, Europe, and Australia with a small presence in China, Brazil and India. For information, please visit www.brookfieldpropertypartners.com.

Brookfield Office Properties owns, develops and manages office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totalling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield Office Properties the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. For information, please visit www.brookfieldofficeproperties.com.

Contact:

Matthew Cherry

Vice President, Investor Relations & Communications

Tel: 212-417-7488

Email: matthew.cherry@brookfield.com